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Expires: July 31, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Incentive Stock Options Granted

PR06-12

Vancouver, BC – July 19, 2006:  David Caulfield, President and CEO of Rimfire Minerals Corporation reports that the Company has granted 700,000 incentive stock options to directors, officers and employees of the Company at a price of $1.70 expiring July 17, 2011. All grants exceeding 25,000 per optionee will vest over two years.  Options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 22, 2006.

About Rimfire

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. Rimfire is partnered with Barrick Gold Corporation, Newmont Mining Company, Northgate Minerals Corporation, Fronteer Development Group, Cangold Limited and Serengeti Resources Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

July 17, 2006

Item 3

Press Release:

Date

Place of Issue

July 19, 2006

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

InfoMine
(*Delivery to news services does not guarantee publication or broadcast.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation reports that the Company has granted 700,000 incentive stock options to directors, officers and employees of the Company at a price of $1.70.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation has granted 700,000 incentive stock options to directors, officers and employees of the Company at a price of $1.70 per share expiring July 17, 2011. All grants exceeding 25,000 per optionee will vest over two years. Options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 22, 2006.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

David A. Caulfield, President

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Email: davidc@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 19th day of July, 2006.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: July 19, 2006	By: “David A. Caulfield”

David A. Caulfield, President